EXHIBIT 11

Radian Group Inc.

Schedule of Net (Loss) Income per Share

(In thousands, except per-share amounts and market prices)	Three Months Ended September 30		Nine Months Ended September 30
	2010	2009	2010	2009
Net (loss) income	$112,185	$(70,450)	$(673,250)	$(56,012)
Average diluted stock options outstanding	454	—	—	—
Average exercise price per share	$2.48	$—	$—	$—
Average market price per share—diluted basis	$7.53	$—	$—	$—
Average common shares outstanding	132,324	81,749	108,608	81,761
Increase in share due to potential exercise of common stock equivalents—diluted basis (1)	1,196	—	—	—

Adjusted shares outstanding—diluted	133,520	81,749	108,608	81,761

Net loss per share—basic	$0.85	$(0.86)	$(6.20)	$(0.69)

Net loss per share—diluted	$0.84	$(0.86)	$(6.20)	$(0.69)

(1)	For the three months ended September 30, 2010, 2,790,978 shares of our common stock equivalents issued under our stock-based compensations plans were not included in the calculation of diluted net income per share because they were anti-dilutive. For the nine months ended September 30, 2010, 4,386,697 shares of our common stock equivalents were not included in the calculation of diluted net loss per share because they were anti-dilutive due to the net loss for the period. For the three and nine months ended September 30, 2009, 4,752,900 shares of our common stock equivalents were not included in the calculation of diluted net loss per share because they were anti-dilutive.